--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: DECEMBER 31, 2001
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                                                                    Director         X   10% Owner
OKABENA INVESTMENT SERVICES, INC                AEP INDUSTRIES, INC. (AEPI)                    ----                 ----
---------------------------------------------------------------------------------------------       Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year                        below)       below
                                                Person (Voluntary)                            -----------------  ------------------
5140 Wells Fargo Center, 90 South Seventh Street                        November, 2001
------------------------------------------------                        --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original   ___Form filed by One Reporting Person
                                                                           (Month/Year)        X Form filed by More than One
*Minneapolis, Minnesota 55402                                                                    Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/                                                  End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                               (A) or                               (I)         ship
                                                Code    V       Amount    (D)     Price       (Instr. 3        (Instr. 4) (Instr. 4)
                                                                                              and 4)
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Common Stock                        11/29/01    J(1)            16,962    D        (1)         812,090            D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.          Page 1 of 3
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                   SEC 1474 (3-99)

                              POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                              CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
                              DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    --------------------

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                                                                     cisable   Date
                                                              Code    V        (A)        (D)
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Not Applicable
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7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
                                                  at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
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Explanation of Responses:

(1) The Reporting Person reported its purported beneficial ownership of shares of AEPI in a Form 3 filed on August 16, 2001. Such shares had been received in an in-kind distribution by an investment partnership in which the Reporting Person had invested. Following a post-distribution audit and reconciliation, it was determined that the investment partnership had delivered an incorrect number of shares. Accordingly, the Reporting Person returned 16,962 shares, without consideration, to the investment partnership as reflected in this report on Form 4. Such shares were returned via a DTC entry on 11/29/01 and the Reporting Person disclaims that it was ever the beneficial owner of such shares.


                                                                                  OKABENA INVESTMENT SERVICES, INC.

                                                                                        /s/  SHERRY VANZEE               1/10/02
                                                                                  -----------------------------------  -----------
**Intentional misstatements or omissions of facts constitute                      Sherry VanZee, Vice President of        Date
  Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).         Okabena Investment Services,  Inc.,
                                                                                  Manager of Okabena Partnership J
Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                                        Page 2 of 3
                                                                                                                     SEC 1474 (7-97)

                             JOINT FILER INFORMATION


Name:                             Okabena Partnership J

Address:                          5140 Wells Fargo Center
                                  90 South Seventh Street
                                  Minneapolis, MN 55402

Designated Filer:                 Okabena Investment Services, Inc.


Issuer and
Ticker Symbol:                    AEP Industries Inc. (AEPI)


Date of Event
Requiring Statement:              11/29/01




Signature:                        OKABENA PARTNERSHIP J by
                                  OKABENA INVESTMENT SERVICES, INC.,
                                  its Manager


                          By:          /S/  SHERRY VANZEE
                              --------------------------------------
                              Sherry VanZee, Vice President, Okabena
                              Investment Services, Inc.



                                                                    Page 3 of 3